NEWS RELEASE

Symbols: JJJ - CSE

HHHEF - OTCQB

37 Capital announces a proposed non-brokered private placement financing

VANCOUVER, BRITISH COLUMBIA. January 10, 2019. 37 Capital Inc. (the “Company” or “37 Capital”)) intends to enter into a non-brokered private placement financing whereby the Company may raise gross proceeds of up to $2,500,000 by issuing up to 10,000,000 units of the securities of the Company at the price of $0.25 per unit (the “Proposed Financing”). Each Unit will consist of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.50 per common share for a period of 18 months from the Closing of the Proposed Financing. Finder’s fees may be payable in respect to this proposed transaction and certain insiders may participate in this Proposed Financing. All securities that will be issued in connection with this Proposed Financing will include a hold period in accordance with applicable securities laws.

In the event that 37 Capital shares trade at $0.75 per share or above for a period of 15 consecutive days, a forced exercise provision will come into effect for the warrants issued in connection with the Proposed Financing.

The Company is looking at several opportunities in the cannabis sector.

The proceeds of this proposed non-brokered private placement financing shall be applied towards the payment of the Company’s existing liabilities, for general working capital and for exploring opportunities in the cannabis sector.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the CSE’s website at the following direct link http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board,

37 Capital Inc.

“Jake H. Kalpakian”

Jake H. Kalpakian

President

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.